Filed by Chicago Bridge & Iron Company N.V.
(Commission File No.: 1-12815)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9(a) and 14a-12(b)
of the Securities Exchange Act of 1934
Subject Company: Chicago Bridge & Iron Company N.V.
Form S-4 File No.: 333-222662

March 12, 2018

CB&I Team:

I’d like to share with you several important steps we plan to take to ensure that we are ready to operate as one company when the transaction closes, which we anticipate will occur in the coming months.

These steps will help us build a common culture, position ourselves for long-term growth and allow us to be more competitive in a dynamic industry. I’m proud to tell you that our new organization is beginning to take shape, and today I’d like to explain what it will look like and who will be leading it.

Building a strong and engaged leadership

In my previous communication, I reinforced the fundamentals of our business and emphasized that I want to make sure this is a great place to work—a company that is proud of its legacy, customer-centric model and focus on safety. To make this a reality, we need a strong, engaged leadership team that is collaborative, open and interested in hearing your ideas.

I am pleased to announce that the senior leadership of the new company will be a combination of executives from both organizations, along with two new hires, who will bring fresh perspectives and ideas to the table. It will be structured as follows:

I spent several days offsite with this team last week at dedicated workshops as we worked together to build the new company. I was impressed by the level of trust, the quality of their ideas, the high enthusiasm for what we are creating and their passion for our industry. Together, we worked to build an extended leadership team with top talent from both companies. There will be more announcements about this in the coming weeks.

An integrated global structure

We are building for the future of the energy industry. Our new company will utilize the best ideas, practices and processes from both organizations to deliver certainty and increased value to our customers around the world. We will leverage best-in-class operational excellence, strong cost management and disciplined project execution to become a true industry leader. This requires consistent, reliable and coordinated execution.

Starting on the first day of our new company, we will be organized by four areas—Americas, Europe/Africa/Russia, Middle East and Asia Pacific. We need to have an executive presence in each of the geographic areas where we do business. It’s not enough to know our customers, we need to be present to understand the cultures they operate in and the pressures they face—competitive, strategic and political. Each area leader will be responsible for overseeing customer satisfaction, project delivery and profitability in their area. They will be supported by our centralized project delivery functions—including project management, engineering, supply chain, marine, fabrication, construction and QHSES—which will allocate the necessary resources for each project and customer.

The only exception to this model is CB&I’s technology business. It is a tier-one organization and will continue to operate as a distinct licensing, engineering and after-market services business.

The area, product and delivery teams will be supported by centralized functions including corporate strategy, global sales, finance, human resources, legal and communications. This will enable us to become a leaner, more consistent supporter of our projects and customers.

Our global commercial and sales teams—including those from Technology—will also be integrated to maximize our ability to extend, grow and leverage our existing customer relationships around the world. This includes our bidding functions, which will be centralized to improve allocation of resources, consistency of approach and limit exposure to loss-making projects.

Let me reiterate that today’s announcement is about creating a new kind of company. Working together in a new vertically-integrated structure, we will be well positioned to maximize our cost-efficient delivery model and our proven ability to control risk in bidding. We will partner with our customers to provide integrated, end-to-end solutions – from the wellhead to the storage tank – that deliver the quality, efficiency and dependability needed to keep their businesses growing. And, we will also build a strong internal culture that will distinguish us in our industry and set us up for success with our customers and with each other.

I know that many of you will have questions about these changes. You’ll hear more details from me, and from the rest of our leadership team, in the coming weeks. The integration planning process is going well and we still expect to close the transaction in Q2.

I look forward to your partnership along this journey. We have exciting days ahead.

David

Forward-Looking Statements

McDermott and CB&I caution that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, CB&I and the combined business. These forward-looking statements include, among other things, statements regarding the anticipated timing of the closing of the Combination; growth; improvement of customer interactions, allocation of resources, consistency of approach and risk management of new contracts; and enhancement of project delivery performance. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the proposed combination, on the anticipated timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination, adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms, scope or timing of contracts; contract cancellations; change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; changes in industry norms; and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the U.S. Securities and Exchange Commission (“SEC”), including their respective annual reports on Form 10-K for the year ended December 31, 2017. This communication reflects the views of McDermott’s management and CB&I’s management as of the date hereof. Except to the extent required by applicable law, McDermott and CB&I undertake no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, on January 24, 2018, McDermott International, Inc. (“McDermott”) filed a Registration Statement on Form S-4 with the SEC, that includes (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive joint proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I. Additionally, McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO-T (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its annual report on Form 10-K/A for the year ended December 31, 2017 filed with SEC on March 8, 2018. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.